EXHIBIT 99.4

September 14, 2012

Ted Karkus

Chairman and Chief Executive Officer

ProPhase Labs, Inc.

621 N. Shady Retreat Road

Doylestown, PA 18901

Dear Mr. Karkus:

In our letter to you dated May 29, 2012, we made what we believe to be a compelling proposal to acquire 100% of the outstanding shares of ProPhase Labs, Inc. (the “Company”) in a transaction that we firmly believe would provide full value to your stockholders. Having received a letter from you on June 29, 2012 dismissing our offer, we sent you a second letter on September 6, 2012, reaffirming our interest in the Company. Because we have still not received any response to our second letter, we are writing again to reaffirm our strong and continuing interest in acquiring the Company at the same purchase price we had previously offered ? $1.40 per share in cash ? which, as we detail below, represents a significant premium to the Company’s recent trading levels. Our proposal contemplates that the proposed buyer would be a newly formed corporation that would be affiliated with Matrixx Initiatives, Inc. (“Matrixx”).

We continue to believe that a combination of the Company and Matrixx presents an exciting opportunity for our respective employees, business partners and other constituencies while delivering significant value to your Company’s stockholders at a time when the Company is generating significant operating losses. To demonstrate our strong interest in pursuing a transaction to acquire the Company, on September 4, 2012 we purchased an option to acquire 1,453,427 shares of the Company’s common stock from Guy J. Quigley, the Company’s former Chairman and Chief Executive Officer, at an exercise price equal to our offer price. The shares underlying the option represent approximately 9.80% of the Company’s outstanding common stock.

Since our May 29, 2012 letter, a number of events have transpired that have further convinced us that such a transaction at this time is in the best interests of your stockholders:

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Potential NASDAQ Delisting: On August 15, 2012, NASDAQ issued a letter notifying the Company that it is no longer in compliance with the minimum stockholders’ equity requirement for continued listing on the NASDAQ Global Market, which puts the Company at risk of potential delisting.

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Deteriorating Financial Performance: The Company reported a net loss for the three months ended June 30, 2012 of $1.9 million, or $(0.13) per share, compared to a net loss of $1.0 million, or $(0.06) per share, for the three months ended June 30, 2011. The Company has now reported a net loss in the past three quarters, aggregating $4.5 million, and in eight of the twelve quarters since current management assumed its role in June 2009.

These developments further illustrate and reinforce the Company’s tenuous business prospects. In contrast, our proposed transaction would deliver full, fair and compelling value to your stockholders and represents a premium of 32.1% over the Company’s closing stock price on September 6, 2012, the day Mr. Quigley filed a Schedule 13D announcing our purchase of the option. It also represents a premium of 32.8% over the 30 day average closing price of the Company’s stock and a 34.5% premium to the Company’s average closing price over the 12 months preceding September 6, 2012.

I would also like to reiterate that our offer is not contingent on the receipt of any third party financing. As you know, Matrixx is controlled by the $3.0 billion H.I.G. Bayside Debt & LBO Fund II, L.P. (“Fund II”), which is managed by H.I.G. Capital. H.I.G. is one of the largest and most active private investment firms focused on middle market businesses with more than $8.5 billion in capital under management, a flexible approach to transactions, and an extensive track record of success. Since its founding in 1993, H.I.G. has invested in more than 200 middle market companies, developing a deep understanding of and appreciation for the unique challenges and opportunities such businesses present. Its team of over 150 investment professionals has substantial operating, consulting, and financial management experience, enabling it to contribute meaningfully to its portfolio companies. H.I.G. can provide the resources and capital to execute both organic growth initiatives as well as strategic acquisitions.

Financing for the acquisition would be provided through equity contributions from Fund II and credit facilities arranged by Matrixx’s existing third-party lenders. Fund II has sufficient funds available to complete the offer without obtaining outside financing.

It has been and remains our preference to enter into and conclude a negotiated transaction with the Company. To-date, our assessment has been limited to the publicly available information. If you can demonstrate that there is greater value than is apparent from publicly available information, we would be prepared to consider increasing our offer price. We are prepared to sign a confidentiality agreement with customary standstill provisions that would restrict us from taking further public steps to acquire the Company so long as you agree in good faith to provide us with the requested information on a timely basis. In that event, we anticipate we would need only 30 days to conduct expedited due diligence of the Company and finalize terms of a possible transaction. We sincerely hope that you will either commence discussions with us or remove all obstacles so that your stockholders can make their own determinations about the adequacy of our offer.

This letter and our proposal constitute a preliminary, non-binding indication of interest to acquire all of the outstanding shares of the Company, and are not intended to create any legally binding obligations. We look forward to the opportunity of working with you to move this transaction forward and request a response to the proposal contained in this letter no later than Friday, September 21, 2012.

I sincerely hope you will agree that your shareholders’ interests will be best served by meeting with us to discuss our proposal. Please feel free to contact me at (908) 344-3488 if you wish to discuss this letter in further detail.

Sincerely,

/s/ Marylou Arnett
Marylou Arnett Chief Executive Officer Matrixx Initiatives, Inc.

1 Grande Commons

440 Route 22 East, Suite 130

Bridgewater, NJ 08807

800-961-4889